Exhibit 99.1
Mindray Announces First Quarter 2010 Financial Results
Shenzhen, China — May 10, 2010 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide announced today its selected unaudited financial results for the first quarter ended March 31, 2010.
Highlights for First Quarter 2010
–	Net revenues were $145.8 million, an increase of 8.7% over the first quarter of 2009

–	International revenues were $83.7 million, a year-over-year increase of 16.6%. Emerging markets continued to lead revenue growth among all international regions

–	China revenues were flat year-over-year, reflecting unfavorable comparison due to a $6.5 million retroactive VAT refund recorded in the first quarter of 2009 and drop in government tender sales in the first quarter of this year. Without taking into account of this retroactive VAT refund, non-tender sales increased by 46.5% year over year

–	Non-GAAP operating income was $35.9 million. First quarter 2010 operating income was $31.9 million, representing an operating margin of 21.9%, compared to 21.9% in the first quarter of 2009 and 20.1% in the fourth quarter of 2009

–	EBITDA increased 9.0% to $38.8 million as compared to $35.6 million in the first quarter of 2009

–	Non-GAAP net income was $40.1 million. First quarter 2010 net income was $36.2 million, representing a net margin of 24.8%, compared to 18.9% in the first quarter of 2009 and 19.8% in the fourth quarter of 2009. Both Non-GAAP net income and net income for the first quarter of 2010 includes the $8.6 million corporate income tax reduction received from the nationwide key software enterprise status award for calendar year 2009

–	Raised approximately $149.7 million, net of related costs, through a public offering of four million American Depository shares (“ADSs”)

–	Implemented SAP system in the US, completing installation in all operating regions

–	Released M-7 portable color ultrasound system in the first quarter
“We are pleased with our performance for the quarter, driven by solid international growth and strong non-tender sales in the domestic market,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “Excluding the $6.5 million retroactive software VAT refund that positively impacted the first quarter 2009 sales performance, our overall sales growth would have been 14.2%. This is a healthy growth in spite of the lingering effect of the Chinese New Year in February and lower tender sales in China relative to the year ago period. We are confident that the advantages of our brand and expanding sales channels will continue to fuel strong non-tender sales in the domestic China market, particularly among our higher-end products like color ultrasound. Additionally, we are encouraged by the robust performance we continue to see in emerging markets, as well as the return to growth in more geographies, including Eastern Europe and the Commonwealth of Independent States (“CIS”) region. Our financial results indicate the progress we continue to make in penetrating into higher-end markets while continuing to build a global brand that represents high-quality, cost-effective products and services.”
SUMMARY — First Quarter 2010

(US$ millions, except per-share data)	1Q/2010	1Q/2009	% change
Net revenues	145.8	134.2	8.7%
Revenues generated in China	62.2	62.4	-0.3%
Revenues generated outside China	83.7	71.8	16.6%
Gross profit	82.3	74.7	10.0%
Non-GAAP gross profit	83.9	76.3	9.9%
Operating income	31.9	29.4	8.5%
Non-GAAP operating income	35.9	34.7	3.6%
EBITDA	38.8	35.6	9.0%
Net income	36.2	25.3	42.8%
Non-GAAP net income	40.1	30.5	31.6%
Diluted EPS	0.31	0.23	38.4%
Non-GAAP diluted EPS	0.35	0.27	27.5%
Revenues
Mindray reported net revenues of $145.8 million for the first quarter of 2010, an 8.7% increase from $134.2 million for the first quarter of 2009.
Net revenues generated in China in the first quarter of 2010 remained flat at $62.2 million from $62.4 million in the first quarter of 2009, while net revenues generated in international markets in the first quarter of 2010 increased 16.6% to $83.7 million from $71.8 million in the first quarter of 2009.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 5.3% to $61.7 million from $58.6 million in the first quarter 2009. The patient monitoring & life support products segment contributed 42.3% to total net revenues in the first quarter of 2010.

In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 17.6% to $37.9 million from $32.2 million in the first quarter of 2009. The in-vitro diagnostic products segment contributed 26.0% to total net revenues in the first quarter of 2010.
Medical Imaging Systems: Medical imaging systems segment revenues increased 4.0% to $37.1 million, from $35.7 million in the first quarter of 2009. The medical imaging systems segment contributed 25.5% to total net revenues in the first quarter of 2010.
Others: Other revenues, which are primarily comprised of service fees income charged for post warranty period repair services increased 19.5% to $9.1 million from $7.6 million in the first quarter of 2009. Other revenues contributed 6.2% to total net revenues in the first quarter of 2010.
Gross Margins
First quarter 2010 gross profit was $82.3 million, a 10.0% increase from $74.7 million in the first quarter of 2009. First quarter 2010 non-GAAP gross profit was $83.9 million, a 9.9% increase from $76.3 million in the first quarter of 2009. The consolidated gross margin for the first quarter of 2010 was 56.4% compared to 55.7% in the first quarter of 2009 and 54.0% in the fourth quarter of 2009. Non-GAAP gross margin was 57.5% in the first quarter of 2010 compared to 56.9% in the first quarter of 2009 and 54.9% in the fourth quarter of 2009.
Operating Expenses
Selling expenses for the first quarter of 2010 were $23.7 million or 16.2% of total net revenues, compared to 16.2% in the first quarter of 2009 and 17.5% in the fourth quarter of 2009. Non-GAAP selling expenses for the first quarter of 2010 were $22.4 million, or 15.3% of total net revenues, compared to 15.0% in the first quarter of 2009 and 16.9% in the fourth quarter of 2009.
General and administrative expenses for the first quarter of 2010 were $12.2 million, or 8.4% of total net revenues, compared to 6.6% in the first quarter of 2009 and 8.5% in the fourth quarter of 2009. Non-GAAP general and administrative expenses for the first quarter of 2010 were $11.8 million, or 8.1% of total net revenues, compared to 5.7% in the first quarter 2009 and 8.1% in the fourth quarter of 2009.
Research and development expenses for the fourth quarter of 2010 were $14.4 million, or 9.9% of total net revenues compared to 11.0% in the first quarter of 2009 and 7.8% in the fourth quarter of 2009. Non-GAAP research and development expenses for the first quarter of 2010 were $13.8 million, or 9.4% of total net revenues, compared to 10.4% in the first quarter of 2009 and 7.5% in the fourth quarter of 2009.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $1.9 million in the first quarter of 2010 compared to $3.0 million in the first quarter of 2009 and $2.0 million in the fourth quarter 2009.
Operating income in the first quarter of 2010 was $31.9 million, an 8.5% increase from $29.4 million in the first quarter of 2009. Non-GAAP operating income in the first quarter 2010 was $35.9 million, a 3.6% increase from $34.7 million in the first quarter of 2009. Operating margin was 21.9% in the first quarter 2010 compared to 21.9% in the first quarter of 2009 and 20.1% in the fourth quarter of 2009. Non-GAAP operating margin was 24.6% in the first quarter of 2010 compared to 25.9% in the first quarter 2009 and 22.4% in the fourth quarter of 2009.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
EBITDA in the first quarter of 2010 was $38.8 million compared to $35.6 million in the first quarter of 2009, and $51.7 million in the fourth quarter of 2009.
Net Income
First quarter 2010 net income was $36.2 million compared to $25.3 million in the first quarter of 2009, an increase of 42.8% year-over-year. First quarter 2010 non-GAAP net income increased 31.6% year-over-year to $40.1 million from $30.5 million in the first quarter of 2009. First quarter 2010 net margin was 24.8% compared to 18.9% in the first quarter of 2009 and 19.8% in the fourth quarter of 2009. Non-GAAP net margin was 27.5% in the first quarter of 2010 compared to 22.7% in the first quarter of 2009 and 22.1% in the fourth quarter of 2009. Income tax benefits in the first quarter of 2010 were $3.4 million, resulting from the recognition of the $8.6 million corporate income tax reduction during the quarter which relates to the nationwide key software enterprise status for the calendar year 2009, awarded to our Shenzhen subsidiary in January 2010.
First quarter 2010 basic and diluted earnings per share were $0.33 and $0.31, respectively, compared to $0.23 and $0.23 in the first quarter of 2009. First quarter 2010 non-GAAP basic and diluted earnings per share were $0.36 and $0.35 respectively, compared to $0.28 and $0.27 in the first quarter of 2009. Shares used in the computation of diluted earnings per share in the first quarter of 2010 were 115.7 million.
Other Select Data
Total receivables were $106.9 million at the end of the first quarter of 2010, which was down from $113.3 million at the end of the fourth quarter of 2009. The inventory level at the end of the first quarter of 2010 was $69.2 million, compared to $64.5 million at the end of the fourth quarter of 2009.

Average accounts receivable days outstanding were 69 days in the first quarter of 2010 compared to 53 days in the fourth quarter of 2009. Average inventory days outstanding were 96 days in the first quarter of 2010 compared to 74 days in the fourth quarter 2009. Average accounts payable days outstanding were 60 days in the first quarter of 2010 compared to 43 days in the fourth quarter of 2009. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of March 31, 2010, the company had cash and cash equivalents of $255.1 million as compared to $204.2 million as of December 31, 2009. Total cash, cash equivalents, restricted cash, short-term investments and restricted investments were $430.6 million, compared to $372.5 million as of December 31, 2009. Net cash generated from operating activities and capital expenditures for the first quarter 2010 were $32.8 million and $15.4 million, respectively. In the first quarter 2010, the company had paid down a total of $115 million of its short and long term loans from Bank of China (Hong Kong) Limited and HSBC.
Business Outlook for Full Year 2010
The company maintains its full year guidance and expects its full year 2010 net revenues to be 17% higher than its full year 2009 net revenues.
The company also expects its full year 2010 non-GAAP net income to grow 17% over its non-GAAP net income for full year 2009, excluding the $8.6 million corporate income tax reduction recognized in the first quarter of 2010. This guidance assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.
The company expects its capital expenditure for 2010 to be in the range of $60 million to $70 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“In the first quarter of 2010, Mindray benefited from robust international sales recovery as markets continued to stabilize,” said Li Xiting, Mindray’s president and co-chief executive officer. “Domestically, Mindray was affected by unfavourable year-over-year comparison resulting from the software VAT rebate effective in the first quarter 2009 as well as a decrease in government tender sales. We remain firm, however, in our belief that China’s healthcare sector continues to be a major segment that attracts heavy investments from both the Chinese government and private capital. The cornerstone of our China growth continues to be non-tender sales, which accounted for more than 90% of domestic China sales during the quarter. We are encouraged to see strong performance in non-tender sales during the quarter, which partially offset weakness in tender sales. We believe this part of our business will remain healthy as the company positions itself to compete in higher-end markets and explores introducing some of our future products into private markets.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8.00 AM on May 11, 2010 U.S. Eastern Time (8:00 PM on May 11, 2010 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:

Hong Kong:	+ 852-3002-1672

U.S. Toll Free:	+ 1-866-783-2142

International:	+1-857-350-1601

Passcode for all regions:	Mindray
A replay of the conference call may be accessed by phone at the following numbers until May 25, 2010.

U.S. Toll Free:	+1-888-286-8010

International:	+1-617-801-6888

Passcode:	5663 9799
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://www.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, research and development expenses, selling expenses, general and administrative expenses, operating income, net income, EBITDA, and earnings per share on a Non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, realignment costs — post acquisition, all net of related tax impact, to enable investors to better assess the company’s operating performance. The Non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP measures.”

The company has reported for the first quarter of 2010 and provided guidance for full year 2010 earnings per share on a Non-GAAP basis. Each of the terms as used by the company is defined as follows:
–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition, and amortization of acquired intangible assets

–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition, amortization of acquired intangible assets, all net of related tax impact.

–	Non-GAAP earnings per share represents Non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expenses, provision for income taxes, depreciation and amortization.
The company computes its Non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results for the three months period ended March 31, 2010 in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s selected unaudited 2010 financial results, the company’s business outlook for the fiscal year 2010, including with respect to net revenues, non-GAAP net income, capital expenditure, anticipated growth or recovery in particular geographic or product markets, the impact of anticipated healthcare reform or government expenditures, the level of investment in healthcare from government and private sources, the company’s ability to benefit from planned company investments or to derive anticipated operation synergies, to improve cost structures and operational efficiencies and to benefit from government tender sales in China, and growth of non-tender sales in China. These other statements are not historical facts but instead represent only our belief regarding future events or circumstances, many of which, by their nature, are inherently uncertain and outside of our control.

It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F, filed on May 7, 2010. Our results of operations for the first quarter of 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, and multiple sales offices in major domestic and international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S.:
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
Bryan Armstrong
FD
Tel: +1-(312) 553-6707
Email: bryan.armstrong@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December 31,	As of March 31,
	2009	2010
	US$	US$
	(audited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	204,228	255,084
Restricted cash (Note 1)	10,657	53,792
Restricted investments	91,600	—
Short-term investments	—	121,751
Accounts receivable, net	113,340	106,910
Inventories	64,518	69,212
Value added tax receivables	8,519	8,954
Other receivables	8,999	8,725
Prepayments and deposits	7,466	5,301
Deferred tax assets	2,338	4,187

Total current assets	511,665	633,916

Restricted investments	66,000	—
Other assets	1,585	1,545
Advances for purchase of plant and equipment	28,395	32,199
Property, plant and equipment, net	153,726	159,581
Land use rights, net	25,776	25,642
Intangible assets, net	64,065	63,017
Goodwill	115,053	115,056

Total assets	966,265	1,030,956

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 1)	103,128	54,137
Notes payable	5,647	5,164
Accounts payable	35,752	36,747
Advances from customers	10,081	7,990
Salaries payables	19,877	12,928
Other payables	56,592	75,446
Income taxes payable	16,199	12,558
Deferred tax liabilities	1,499	—
Other taxes payable	5,863	6,517

Total current liabilities	254,638	211,487

Bank loans-long term	66,000	—
Other long-term payables	1,342	1,498
Deferred tax liabilities, net	3,734	5,505

	71,076	7,003

Shareholders’ equity:
Ordinary shares	14	15
Additional paid-in capital	298,408	456,121
Retained earnings	301,476	314,872
Accumulated other comprehensive income	40,651	41,456

Total shareholders’ equity	640,549	812,464

Noncontrolling interest	2	2

Total equity	640,551	812,466
Total liabilities and shareholders’ equity	966,265	1,030,956

(1)	Restricted as the security package required for the bank loans. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of March 31, 2010, the bank loans can be fully repaid from such restricted cash and the related interest income receivable.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2009	2010
	US$	US$
	(unaudited)	(unaudited)

Net revenues
-PRC	62,370	62,154
- International	71,795	83,691

Net revenues	134,165	145,845
Cost of revenues (Note 2)	(59,424)	(63,595)

Gross profit	74,741	82,250

Selling expenses (Note 2)	(21,789)	(23,664)
General and administrative expenses (Note 2)	(8,797)	(12,246)
Research and development expenses (Note 2)	(14,745)	(14,435)

Operating income	29,410	31,905

Other (expense) income, net	(432)	117
Interest income	1,620	2,134
Interest expense	(1,025)	(1,406)

Income before income taxes and noncontrolling interests	29,573	32,750
(Provision)/ benefit for income taxes	(4,232)	3,447

Net Income	25,341	36,197
Less: Net income attributable to noncontrolling interests	—	—

Net income attributable to the Company	25,341	36,197

Basic earnings per share	0.23	0.33

Diluted earnings per share	0.23	0.31

Shares used in the computation of:
Basic earnings per share	107,872,202	111,242,484

Diluted earnings per share	112,118,964	115,743,576

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	131	99
Selling expenses	1,051	665
General and administrative expenses	953	478
Research and development expenses	846	664

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2,009	2010
	(unaudited)	(unaudited)

Net revenues	134,165	145,845

Non-GAAP net income	30,510	40,145
Non-GAAP net margin	22.7%	27.5%
Amortization of acquired intangible assets	(2,208)	(2,132)
Deferred tax impact related to acquired intangible assets	104	90
Realignment costs — post acquisition	(84)	—
Share-based compensation	(2,981)	(1,906)

GAAP net income	25,341	36,197
GAAP net margin	18.9%	24.8%

Non-GAAP basic earnings per share	0.28	0.36
Non-GAAP diluted earnings per share	0.27	0.35

GAAP basic earnings per share	0.23	0.33
GAAP diluted earnings per share	0.23	0.31

Shares used in computation of:
Basic earnings per share	107,872,202	111,242,484

Diluted earnings per share	112,118,964	115,743,576

Non-GAAP operating income	34,683	35,943
Non-GAAP operating margin	25.9%	24.6%
Amortization of acquired intangible assets	(2,208)	(2,132)
Realignment costs — post acquisition	(84)	—
Share-based compensation	(2,981)	(1,906)

GAAP operating income	29,410	31,905
GAAP operating margin	21.9%	21.9%

Non-GAAP gross profit	76,277	83,859
Non-GAAP gross margin	56.9%	57.5%
Amortization of acquired intangible assets	(1,405)	(1,510)
Share-based compensation	(131)	(99)

GAAP gross profit	74,741	82,250
GAAP gross margin	55.7%	56.4%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended March 31,
	2009	2010
	US$	US$
	(unaudited)	(unaudited)

GAAP net income	$25,341	36,197
Interest income	(1,620)	(2,134)
Interest expense	1,025	1,406
Provision for income taxes	4,232	(3,447)

Earnings before interest and taxes (“EBIT”)	28,978	32,022
Depreciation	4,363	4,533
Amortization	2,251	2,250

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	35,592	38,805